Discover Financial Services

2500 Lake Cook Road

Riverwoods, Illinois 60015

(224) 405-0900

VIA EDGAR

Mr. Ramin Olson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

February 13, 2013

Re:	Discover Financial Services (the “Registrant”)

Registration Statement on Form S-4

(File No. 333-186224 (the “Registration Statement”)

Dear Mr. Olson,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:30 a.m., New York City time, on Tuesday, February 19, 2013, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Discover Financial Services

By:	/s/ D. Christopher Greene
Name: D. Christopher Greene
Title: Vice President, Deputy General Counsel
and Assistant Secretary